Tuniu Corporation

Tuniu Building No. 32

Suningdadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

November 16, 2022

VIA EDGAR

Ms. Jennifer O'Brien

Ms. Shannon Buskirk

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuniu Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 29, 2022 (File No. 001-36430)

Dear Ms. O'Brien and Ms. Buskirk,

This letter sets forth the Company’s responses to the comments contained in the letter dated November 3, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Form 20-F”) and the Company’s response letter submitted on September 27, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information

Permissions Required from the PRC Authorities for Our Operations, page 4

1.	We note your response to prior comment 3 and re-issue it in part. Please revise your disclosure to state affirmatively i) whether you have received all requisite permissions or approvals to operate your business and to offer your ADSs to foreign investors, and ii) whether any permissions or approvals have been denied.

If you relied on the advice of counsel in making these determinations, please revise to identify counsel. If you did not consult counsel in making these determinations, please revise to provide your basis for your conclusions.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

November 16, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China through our subsidiaries and the consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. After consulting our PRC legal counsel, Fangda Partners, we believe, ~~A~~as of the date of this annual report, except as otherwise stated in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies,” our PRC subsidiaries and VIE have obtained all the requisite licenses and permits from the PRC government authorities ~~that are material~~ for the business operations of our PRC subsidiaries and the VIE in China, including, among others, a Value-Added Telecommunication Business Operating License issued by the local bureau of the Ministry of Industry and Information Technology of the PRC, or the MIIT, a Short Messaging Service Access Code Certificate issued by the MIIT, a Food Business License issued by Jizhou Branch of Tianjin Administration for Market Regulation, Filing Certificates for Operation of Prepacked Food issued by Xuanwu Branch of Nanjing Administration for Market Regulation, Travel Agency Business Licenses issued by the local bureaus of and/or the then Ministry of Tourism, or the Ministry of Culture and Tourism which has replaced the Ministry of Tourism, Approval Documents for Operation of Small-sum Loan Business issued by the Guangzhou Municipal Bureau of Finance, an Insurance Brokerage Business License is issued by the CBIRC, a Securities and Futures Business Operation License is issued by the CSRC, Insurance Agency Concurrent-business Licenses issued by the CBIRC, and a Hotel Hygiene License, which is issued by the local bureau of the National Health Commission~~.~~ and our PRC subsidiaries, the VIE and the VIE’s subsidiaries have not been denied any permission or approval by any PRC authority as of the date of this annual report. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If our PRC subsidiaries, the VIE or the VIE’s subsidiaries do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.”

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

November 16, 2022

Furthermore, in connection with our previous issuance of securities to foreign investors, under the currently effective PRC laws and regulations, as of the date of this annual report, we are not aware of, after consulting our PRC legal counsel, Fangda Partners, any PRC laws or regulations which explicitly require us to obtain any permission from or complete any filing with the CSRC or go through a cybersecurity review by the CAC, and we, our PRC subsidiaries and the VIE, (i) have not received any requirement from competent PRC authorities to obtain permissions from the CSRC, (ii) have not received any requirement from competent PRC authorities to go through cybersecurity review by the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

D. Risk Factors, page 11

2.	We note from your disclosure on page 1 that you exclude Hong Kong and Macau from your definition of “China” or “PRC” for the purpose of your annual report. Please clarify that all the legal and operational risks associated with having operations in the People’s Republic of China also apply to operations in Hong Kong and Macau. In this regard, please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how commensurate laws in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws. As an example, please further expand the risk factor on page 48 to also provide disclosure related to the enforceability of civil liabilities in China, Hong Kong and Macau.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in the lead-in paragraph of “Summary of Risk Factors” of Item 3 of its future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

November 16, 2022

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry” also apply to operations in Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China,” the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong and Macau which operate under different sets of laws from mainland China. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

In response to the Staff’s comment, the Company also respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Our current operations are based in China. In addition, the majority of our current directors and executive officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters Pursuant to Choice of Court Agreements between the Parties Concerned, or the 2006 Arrangement. Under the 2006 Arrangement, where any designated mainland China court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil or commercial case pursuant to a “choice of court” agreement in writing, any party concerned may apply to the relevant mainland China court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme Court of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement seeks to establish a mechanism for judgment recognition and enforcement with greater clarity and certainty in a wider range of civil and commercial matters between mainland China and the Hong Kong Special Administrative Region. Under the 2019 Arrangement, a “choice of court” agreement in writing is no longer required for bilateral judgment recognition and enforcement. The 2019 Arrangement will come into effect after the promulgation of a judicial interpretation by the Supreme People’s Court of China and the completion of the relevant legislative procedures in the Hong Kong Special Administrative Region. The 2019 Arrangement will, upon its effectiveness, supersede the 2006 Arrangement. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. Before the effectiveness of the 2019 Arrangement, the 2006 Arrangement remains the applicable mechanism for recognition of judgment between mainland China and Hong Kong and the parties need to have a “choice of court” agreement in writing in order to enforce a judgment rendered by a Hong Kong court in mainland China and vice versa. There are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

November 16, 2022

3.	Please further expand your disclosure to address how regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have impacted or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Our Holding Company Structure and Contractual Arrangements with the VIE

…

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. Our operations in Hong Kong and Macau have not been material to our Company as a whole, and regulatory actions in Hong Kong and Macau do not have a material impact on our ability to conduct business, accept foreign investments or maintain our listing status on the Nasdaq Global Market. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

November 16, 2022

4.	Please further expand your disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts the company’s business and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

The Company respectfully submits to the Staff that, (i) the Company’s operations in Hong Kong and Macau have not been material to the Company as a whole and (ii) to the extent the Company has accessed data in Hong Kong and Macau, it has been in compliance with relevant laws and regulations in Hong Kong and Macau regarding data security. As such, the Company believes that the laws and regulations in Hong Kong and Macau regarding data security do not have a material impact on the Company’s business as of the date hereof, but undertakes to closely monitor any update of relevant laws and regulations in Hong Kong and Macau in the future and make appropriate disclosures accordingly. The Company also respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

…

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and applications thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our businesses and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR. In addition, to the extent we have accessed data in Hong Kong and Macau, we have been in compliance with relevant laws and regulations in Hong Kong and Macau regarding data security, and we believe that the laws and regulations in Hong Kong and Macau regarding data security do not have a material impact on our business, as of the date of this annual report. However, if certain laws and regulations in Hong Kong or Macau were to result in oversight over data security that impacts our business in these regions, we may be required to incur additional cost to ensure our compliance to such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

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If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 25 8685 3969 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Anqiang Chen
Anqiang Chen
Financial Controller

cc:	Dunde Yu, Chief Executive Officer, Tuniu Corporation
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP